Filed by TS Innovation Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TS Innovation Acquisitions Corp.

Commission File No. 001-39688

Date: May 5, 2021

Below is the transcript of an interview in Colossus, posted on May 4, 2021

Introduction

Patrick: [00:02:58] My guest today is Andrew Sugrue, co-founder, and partner at Avenir Growth Capital. Avenir is a growth equity firm focused on backing category-defining businesses. In our conversation, we cover Andrew’s investing career, what he learned from Julian Robertson, how counter positioning could drive unique distribution, and a difference between good and bad growth. We also spend time examining the business model of two of Andrew’s portfolio companies, Savage X Fenty and Latch. There are so many great lessons for investors and operators to take away from Andrew. Please enjoy our conversation.

Andrew’s Background

Patrick: [00:03:30] So Andrew, you sit in a very interesting position given your career background and how you got to what you’re doing now. Maybe you can begin by giving us that thumbnail sketch, the unique couple of pit stops you had before showing up at your current firm, describe your current firm, and then we’re going to go into all details of your investment process.

Andrew: [00:03:49] Great. Well, thanks again for having me on the show. At Catterton, which is where I really cut my teeth in investing, my first job in the investing world, I really learned the concept of keeping the consumer as your North Star to steal a line from Rich Barton. The focus of the best companies at solving a unique problem that their customers have and being relentless in improving that experience to that end customer. Looking for very large end markets that are being disrupted by some new technology, some changing consumer preference or evolving regulatory environment, and leaning in towards the disruptors who are taking advantage of that. So back in the day at Catterton, we were looking at new models like Peloton, new marketplaces like Vroom that were taking on very large end markets, and saying, “Hey, we can create a better user experience. And that will be a great business.”

I think at Shumway Capital, what I really learned was this relentless focus on business quality. Chris was interested in where the world was going, but he really wanted to make sure that winning was worth it. Not only was the market size large, but that category-leading business. That these businesses had a sustainable advantage, a compounding advantage over time. Whether they be powered by network effects, or some scale pricing advantage, or intellectual property, these initially attractive returns could be sustained over time. I think working for someone like him who had this purview of having invested for multiple decades, there’s a healthy respect for the efficiency of capital markets that initially attractive returns could quickly get competed away.

So many of the kinds of eCommerce models, or others where you find this initial product-market fit, where there’s consumer demand for a product and high internal returns on invested capital, whether that be through Facebook marketing or Google AdWords, those get competed away quite quickly when you have contract manufacturers who can stand up the same competing product for your competitors. Where you have branding similar to others in a very efficient marketplace, which is Facebook and Google, where those returns quickly get competed away. So unless you had some kind of sustainable advantage over time, these businesses weren’t really investible for.

Patrick: [00:05:54] What did you learn in your career from Julian Robertson and how he saw the world?

Andrew: [00:05:58] One of the things that’s always stuck with me about Julian is one, his approach to human capital, and two, his clarity of thinking. The best investment thesis are oftentimes the most simple to explain. He has told me that the vast majority of his money was made on a handful of ideas, and the rest was just surviving. I think that’s something that we take to heart here, why we run concentrated. Whereas others run it by highly diffused portfolios, we run a portfolio of 8 to 10 of the best ideas that we can find recognizing that there are few truly great ideas in the world.

I think the thing that Julian really totally changed is the view on hiring young, hungry, sharp people. I think Julian really changed the game. If you look at the number of people who started their career working for him and the number of people who have started their career working for Tiger Cubs, folks who trained under him, it’s really extraordinary the amount of capital that’s now controlled by that group of people. I think he recognized that everyone in this industry is smart. The key difference between successful and unsuccessful people is really the hunger. Why do they have a chip on their shoulder that’s going to motivate them to outwork the competition? Focusing on people who have a first principles-based mindset. Just because the world is the way it is is a horrible excuse. It’s really about finding people who are willing to dive in and understand why the world is the way it is today and how it could change, doing the work to go meet with customers, meet with suppliers, understand the first principle dynamics of a market and why it’s constructed the way it is. I think his relentless focus on understanding the first principles of a market and a business is what’s made him quite successful. And I think what’s so interesting about a first principles-based mindset is it’s a mental model that you can use across all industries. Julian wasn’t just successful in consumer, or healthcare, or technology. He was successful across those because he had consistent mental models around attractive internal returns on invested capital, around the defensibility of business models that enabled him to look at very different end markets with a consistent framework.

I think he recognized that everyone in this industry is smart. The key difference between successful and unsuccessful people is really the hunger. Why do they have a chip on their shoulder that’s going to motivate them to outwork the competition? Focusing on people who have a first principles-based mindset.

Patrick: [00:07:54] What’s the chip on your shoulder? Where do you think your differentiated drive comes from?

Andrew: [00:07:59] I grew up gay in the South. When I was growing up, there weren’t a ton of people who I knew who were like me. I struggled with that for quite a lot of time as a young person. And I really invested that nervous energy into trying to be successful on quantifiable metrics. Succeeding in school, succeeding in athletics, etc. So that I could be outwardly perceived as being successful and worthwhile when internally, I didn’t feel that way. So as I came to be more accepting and celebrating who I am as a human, I thankfully didn’t lose that drive to be successful, that drive to prove myself, that probably started from an area of insecurity.

Patrick: [00:08:40] That’s an incredible answer. How did you transition from that motivation early on to something maybe more sustainable? I might think that would be very stressful in the early days. And now, it’s something that can be harnessed as a competitive advantage doing something that you love to do. How did you do that? How do you turn a source into something that can be burned sort of forever?

Andrew: [00:09:02] I find our job to be the most fascinating job in the world. This perk that we get to meet with the smartest individuals in the world, the most driven individuals in the world, who see the world not as it is today, but how it should be and how it could be. And have a tactical vision of how they’re going to make that end state accomplish is the most intoxicating thing to be around. So I get energy from my job. My job doesn’t consume my energy. I look forward to my Monday morning rather than dreading it.

Doing my very, very small part and our firm’s small part in helping these entrepreneurs realize their vision, helping to change the world for what we see as the better is hugely gratifying. I look at what Rihanna has been able to do at Savage X Fenty. And we’ve been so blessed to be a small part of her story as her largest outside investor. It’s not just that she’s creating a highly cash generative business that will be quite impactful for shareholders. She’s changed the way that women perceive beauty. The ability to change beauty from beauty is size 0 to beauty is who you are, that beauty is about someone’s perspective on you versus self-empowerment, self-actualization. The inclusivity that she’s brought to a category that’s been defined by its exclusivity has been so powerful to be a part of. The direct messages you get from folks who say, “I’ve never felt beautiful before. And I now feel beautiful. I now feel worthwhile.” That resonates with me as someone who for a large part of my life didn’t feel worthwhile. You just get such satisfaction about scaling that impact and partnering with folks like that who have a vision of how the world could be better.

Patrick: [00:10:46] You said something that’s so resonant with me. Well, two things. One, that second piece of making real improvement in people’s lives. But also this just unbelievable Monday morning feeling that you can get in the investing business because it’s always changing. There’s always a million things to learn. Talk me through your version of that, of there’s lots of ways to approach a business and investing opportunity, an industry, a person, a founder. There’s all sorts of attack surfaces if you will for this kind of curious pursuit that we both do. Which aspects of it are the ones that fuel your fire? When you’re approaching a new business or a new person, what do you love to do first?

Andrew: [00:11:24] I think first, we like to understand the world as it is today, and why is it the case? So this market is defined by X. It’s this size. It has this market share makeup. It has this earnings power. This supplier versus demand dynamic. Why is that the case? And how could technology fundamentally reshape that in-market? How can business models totally rerate? You look at things like the internet of things, a business like Latch, that’s taken a relatively stayed category of lock hardware, a one-time sale, and transitioned it into an enterprise software business with some of the best economics. That’s what gets me kind of excited is these kinds of businesses that have masked business quality. Businesses that are taking these very old line industries without a lot of innovation and solving a real large consumer need, and creating a high-quality business around that.

We’re very okay to be on an island on our own. One of the things that you learn in the headphone world which you know quite well is not just to be able to articulate the bull case, but to understand intimately the bear case and to take it down piece by piece. I really enjoy when the armchair quarterbacks have a perspective that’s totally different than our own. When we first invested in Savage, I can’t tell you how many people said, “Haven’t you heard of XYZ consumer category? Direct to consumer is a horrible business model. Haven’t you seen how XYZ category has commoditized so quickly?” And we had a very differentiated view of why this business was quite sustainable in its competitive advantage, and why Savage could be the category-defining business, which has happened to take place. And frankly, it’s happened a lot faster than I would’ve anticipated.

We really loved investing in Latch first. And everyone said, “Isn’t this just a commoditized hardware product, or at least a product that will commoditize quite quickly over time?” And we had a very differentiated view that no, this was not just an upfront sale of hardware. It was hardware that won you a software relationship of 10+ years. We’re at 5+ years, that’s paid upfront. It’s a software relationship that gives you a consumer and user relationship for free. You have the one to many enterprise go-to-market model of software, selling to building owners and building managers. You get customers for free who use your app five times a day. That’s an unfair advantage to be able to sell them incremental products and services over time. So what we’re constantly looking for is where is there this unfair advantage on customer acquisition that a company may have? And how is that maybe not so obvious to the outside world?

The Future of Ecommerce

Patrick: [00:14:00] You already used two of my favorite examples from your portfolio. And I can’t help myself to want to dive deeply into each of them. And let’s start with Savage. So Savage for those that don’t know is a lingerie company. Rihanna is sort of the face of this company, the founder, the leader behind it. I would love you to begin by describing what you said earlier, which is the state of the world when you first approached it. So when you first thought, “Okay, lingerie, that’s an industry.” Victoria’s Secret pops to mind. I’m sure there’s lots of inertia and incumbents. Walk us through what the world looked like when you approach this category or when Savage was started. I want to use this story to pick apart what you learned about the world and how stuff works as a result of being involved in this business.

Andrew: [00:14:39] Well, I’ve been looking for Savage before I knew that Savage existed for 7 years. If you go back to the Catterton days, we had a view that most apparel businesses were low quality businesses. Apparel is a highly fragmented category with very low long-term operating margins. There are segments of the broader consumer industry that are very attractive. Lingerie is one of those. Unlike most categories of apparel where there’s an increasing commoditization where you’re going to buy that product on Amazon private label. Lingerie has historically been a category where there’s high brand affinity, where there’s a high desire to buy branded products. Because it’s not a purchase that’s used for utility. It’s a purchase that says something about who you are as a person.

It’s really interesting as you look at market share, it’s about a $16 billion category in the United States. And historically, more than half of that was captured by Victoria’s Secret. It’s the opposite of most other apparel categories where they’re highly fragmented. But the reason is really interesting, which is that the supply chain in lingerie is quite complicated. You’re talking about 6 to 12 month lead times on inventory. This is not something that you make in a contract manufacturer that you can drop-ship it as demand comes in. The requirement to know demand 6, 12 months ahead of time makes it a very venture unfriendly category.

It’s also a category where the product is quite important to the consumer. A tee-shirt if it’s plus 5% too large or too small, you’re not really going to notice. If a bra is 5% too large or too small, I can tell you that the female consumer is going to notice that. So there are very few manufacturers who can do this well, and you have to put massive minimum orders to get into those manufacturers.

It’s a category that’s operated at high product margins for a long period of time, right? It’s a very attractive category, 20%+ long-term operating margins when you do it right. The thing that we got really excited about is Victoria’s Secret was the 800lb gorilla in the category. It had peaked at $7.5 billion or so of annual sales. Was a mostly United States based business, which we can talk about why the internet can enable this category like Savage would be much more international business, particularly given Rihanna’s following.

I think what we thought was so interesting is that two massive paradigm shifts had happened in that industry. The first was the transformation of consumers wanting to shop in-store to shopping online. But the second piece was a fundamental shift in how consumers want it to be spoken to. Victoria’s Secret was created as a beauty is size 0. It was a very male-centric vision of beauty. And the female consumer had shifted quite dramatically towards inclusivity, body positivity. You think about the original Dove campaigns, right? About inclusive beauty. And Victoria’s Secret had totally missed the mark on this change in consumer behavior, which is why you saw pre-COVID the sequential year over year 10% negative same-store sales comps. We have a strong view that legacy businesses oftentimes struggle to take advantage of paradigm shifts. They’re usually on the losing end of those. Leases are a liability. It makes it really hard to invest in innovation in eCommerce capabilities. Merchandising for an eCommerce brand is totally different than merchandising in a store. There’s so much more data that can be leveraged to improve the process. Actually, a centralized fulfillment model is far more attractive than having your products spread out across 1,000 stores because you can turn inventory far faster, which allows you to accommodate a wider range of sizes, a wider range of styles. Having data and predictability and having cohorts of consumers who you can test product with allows you to innovate far faster to replenish winning styles far faster.

So Savage was really set up to take advantage of the structural shift in consumer behavior away from in-store, towards online, the willingness of consumers to try new brands, and the willingness of consumers to embrace brands that stood for their core beliefs. We talked about how brands have changed from being defined by being created in the boardroom to now being defined by their community. I think Savage is a perfect example of that. If you go look across Instagram, across Twitter, across consumer discussions about that brand, it elicits tremendous NPS. It has higher NPS scores than Apple. And it’s because it’s telling them something about who they are, not just about what they purchase. And I think that’s so powerful. So when we saw Savage, there’s a couple of things that got us really interested. The first was that it was on the right side of history. It was digitally native. It was constructed in the cloud for this future that we thought was inevitable. The second was that it was defined by Rihanna in this very powerful, inclusive way that was resonating with consumers. That has a viral impact, right? When you’re talking about something that people want to talk about when you’re defining a cultural narrative that engenders a ton of free press impressions. That is how we’ve been able to build brand awareness far faster than any direct consumer brand that I’m aware of.

The second thing that we got really excited about was their ability to leverage the existing model that Victoria’s Secret had built around the fashion show. So Victoria’s Secret has historically defined its brand off of its fashion show. We’re all probably familiar with the idea of the Victoria’s Secret Angel. Was not a very representative group of people, representative of the broader consumer base in terms of diversity of size, background, ethnic identity, etc., sexual orientation. And Rihanna decided to totally reimagine that show. We signed a deal with Amazon to create the Savage X Fenty fashion show, which replaced Victoria’s Secret in New York Fashion Week. It’s the most watched fashion show on Amazon Prime. In fact, I believe it’s one of the most watched shows last October, generating over 16 billion press impressions. When someone’s willing to produce an hour-long infomercial for you and pay for it, it’s a pretty interesting, unfair advantage in customer acquisition.

Patrick: [00:20:26] To say a bit more about why Amazon would be willing to do that like you said, lower customer acquisition costs because of some huge impact event like that. Just talk us through that in a little bit more detail. Is that something that you think other businesses could emulate? What drove that?

Andrew: [00:20:41] It’s a category that people want to talk about. I think you’d have a hard time having that mattress show. This is a category that is at the forefront of social change. Think about what drives a lot of the press impressions on that show. It’s the fact that it’s the first time you had plus-sized models walking in a show. The first time you had transgender models walking on the show. This past year, the first time male models were in lingerie show. So I think Rihanna has fundamentally changed the narrative in this broader category. And you’re seeing so many other brands embrace inclusivity. Not just because of why we did it, which is because it was for societal good, but also because it’s good for business. This is what customers ultimately want. It’s great content, right? Amazon wouldn’t produce it if it wasn’t a huge driver of traffic to Amazon Prime. I mean, I think Jenn Salke at Amazon Studios would tell you it’s a highly successful show given the fact they keep renewing it for future additions.

The other thing I just wanted to touch on about Savage I think is really interesting is the secret to success in consumer is high repeat ordering. We used to talk about this when we looked at the alcohol industry and the advent of craft beer. Anyone can get a trial. If you get it in the hands of customers, you can get a trial, and that can drive explosive growth in the early days of a brand. The hard part is getting repeat. In a celebrity-driven brand, you’re willing to try something because your favorite celebrity is endorsing it. But you’re only going to repeat purchase if that brand fulfills the traditional consumer dynamics of better value for the price, high quality, convenience, selection, etc. And I think what we got so excited about seeing with Savage was not just the credit card panel data that showed explosive growth in the overall revenue of the business, but the cohort level performance. What we saw given our price point, which is broadly comparative to Victoria’s Secrets pricing, we had similar first-order AOVs as Victoria’s Secret. But over 12 months, a Victoria’s Secret consumer was spending $110. And our consumer was spending over $200. That incremental delta under that line is incremental LTV that we capture. Which means that in a world where we were competing to the last dollar that we would be willing to spend on digital acquisition, take Amazon aside for a second, we would be far more profitable than anyone trying to compete with us. So that was really what suggested to me that this was much bigger than Rihanna. This was much bigger than a fad. This was a brand that was really hitting on a massive hole in the market. It was delivering better value for price, was delivering a brand that really was resonating with consumers. And that was showing up in the data.

Patrick: [00:23:16] The whole story just bleeds counter positioning, right? You’re talking about distributed stores and Adriana Lima, nothing against her. But this sort of very well entrenched model. And then the fundamental business equation of Savage, even though they’re selling the same product is almost entirely different. All the variables of sound like the supply chain, the product iteration, the marketing, everything is sort of the exact opposite of Victoria’s Secret. What about that is generalizable? What would you having now done all this work and been involved in Savage, almost framed as advice? What advice would you give other direct-to-consumer would be entrepreneurs as they think about building a new business, given everything that you’ve learned?

Andrew: [00:23:59] Well, I think the historical disposition in consumer was that it was more art than science. It was, create the brand in the boardroom, and define it, and push that out. And it’s all about marketing. What you’ve found is there are far more data sources now available that you can actually make the creative process scientific. What makes Savage so successful is the data that they harness. We have a million customers who we know extraordinarily well, who come back to us. We know their sizes so we can better predict inventory. We have customer panels that we’ve tried new products on who tell us what they like and don’t. We iterate on PDP, which is photography and merchandising on the site. So you would look at three different images and say, “Those all look the same to me.” When you test them on the site, you find that some convert at dramatically different rates than others. So that iteration, that desire to test, which is consistent across great tech-enabled businesses, can be applied to consumer. Lean into science, lean into data. Because ultimately, we believe that the companies that mask large data advantages are those that are going to be the most successful over time.

So that iteration, that desire to test, which is consistent across great tech-enabled businesses, can be applied to consumer. Lean into science, lean into data. Because ultimately, we believe that the companies that mask large data advantages are those that are going to be the most successful over time.

Patrick: [00:25:03] What have you learned about the pros and cons, probably more pros of having such a well-known personality at the front of a brand? You already mentioned that you can obviously drive a lot of first-time purchases. That’s not enough to have a great business like this, probably in any business. What have you learned there? It seems like the world is going that direction, that more and more well-known people will build operating businesses as their monetization strategy. What are your thoughts there? Do you think that’s true? Has that always been true? Where does the power lie? And what are the lessons that you’ve learned in this area?

Andrew: [00:25:36] I think having a well-known celebrity can be a great growth hack to get a business started. But every celebrity is not created equally. Authenticity really matters. You see so many of these startups being founded by celebrities that don’t have a ton of authenticity in their in category. Rihanna has always been very authentic in this in-market of saying that beauty is inclusive. She’s been doing it for a long period of time. So it really resonates in an authentic way with customers. I think it’s really hard to do that. I think that those opportunities are few and far between.

But I think the most exciting thing about Savage is that Rihanna is used in less than 10% of our creative. This brand is defined by the community. We have 300+ influencers who are the majority of where our marketing spend goes towards. We are not reliant on Facebook and Google for acquisition like other brands are. And we leverage our community to grow our community. There’s this viral coefficient in the business. And I think transitioning from a brand being defined by one person to a brand being inspired by one person, but ultimately defined by that community that develops is the future of these brands.

Apparel Industry Metrics

Patrick: [00:26:41] Can you say a little bit about what a generic income statement looks like for an apparel company, and where the levers lie in this transition from store-based world and Victoria’s Secret model we’ll call it, to something more like Savage? How does that make you as an investor change the way you think through an income statement? Let’s just stick with apparel since that’s the example.

Andrew: [00:26:59] Well I think with scale, most of these businesses are going to have consistent gross margins, right? Assuming that they’re pricing at the same price point. So the big opportunities are really around repeat behavior. Many of our friends have coined the term CAC is the new rent. The productivity of your CAC is ultimately the driver of the success of these businesses so that otherwise is kind of the contribution margin. What are you generating after your cost of goods sold, after your variable costs of distribution and fulfillment? And after marketing. That dynamic that I mentioned about Savage having almost double the 12-month spend of a Victoria’s Secret customer is the definition of why we believe this will be a more attractive long-term model than even Victoria’s Secret was, which was attractive at its peak. The businesses that are one-time in their use case have a much harder time of getting that leverage on that initial CAC. CPMs today are at their all-time highs. As we are in a reopening economy, the travel and retail brands are spending, and the digital brands are spending. So unless you have that long-term LTV that’s differentiated, it’s really hard to make money at an in-state.

So these businesses, I kind of think about it kind of like a four-wall margin. That contribution margin is effectively after marketing is effectively like store-level EBITDA for these businesses. Our contribution margin for Savage is as good as Lululemon. Most direct-to-consumer businesses don’t have a contribution margin, so otherwise, they spend all of their gross profit dollars on acquisition. That’s I think the reason why we’re so excited about Savage and what we would look for across other businesses. Are you profitable on that unit-level basis? Doesn’t mean on a per order basis, it’s on a customer cohort. If you’re growing really quickly, unlike a retail business where the growth costs are really showing up in your CapEx on the free cash flow side. Here you’re expensing all of your growth costs. It’s in marketing. So if you’re growing really quickly, if you’re acquiring customers towards the end of the year, your contribution margin might look lower than what the LTV to CAC would suggest. But that’s what we’re really looking for is are you stacking cohorts that have very high returns on that initial investment in acquiring those customers? Can you retain them? And then do you have the ability to sell them more products over time? I think that’s what we’ve found as being highly successful for Savage. Is as we add more categories, our customers purchase them. This is a brand that they want to support. It’s a brand that they identify with.

So the long-term operating margins for our business, we’re going to have similar gross margins to a Victoria’s Secret or any of these other businesses. We might have some slightly higher gross margins as we turn our inventory more quickly, as we have less discounting because we’re more efficient and a centralized fulfillment model. But we’re going to have a store-level EBITDA, in our case contribution margins that we think are as good or better. And then the question just becomes the scale of your OpEx. The great businesses, the Lulu’s of the world can operate on a kind of after store-level EBITDA with about 6% of overhead. So these businesses should be 20%+ operating margins in the future. Lulu I think is the comp that I would look to in terms of business quality category-defining business that has very high consumer NPS and very high repeat rates. I would say the vast majority of direct-to-consumer businesses don’t look like that.

Patrick: [00:30:08] Are all of the current and potential future in your opinion interesting areas of apparel tied to this notion of identity? I think Lululemon is the same thing. You could kind of picture what that identity your persona profile is like just by saying the name. Is that a good heuristic and rule of thumb for what might make an apparel business interesting?

Andrew: [00:30:27] I think so. I think brands have to stand out in a very, very fragmented market where there’s so much competition for our time. One of the things that most brands struggle with is they have to then go require their existing customers to come back. So how do you create community engagement that has people coming back? Savage has been very successful with these monthly drops. The average customer’s coming back once a month to check things. They’re only purchasing 4 or 5 times a year, but they’re highly engaged. We don’t have to continually re-acquire them. I think brands that create that community do so to their benefit because they don’t have to continually spend to reacquire their existing traffic.

The Future of Access

Patrick: [00:31:03] I’m fascinated with drop culture. It’s such a cool internet native thing. I’ve been studying that company Mischief for a long time. And the drop is a very cool concept. I would love to shift total gear here and talk about Latch. So the reason I’m so interested in Latch is this again, sort of the counter positioning idea. Hardware is hard. Hardware is a very hard business to predict well, to do well in. A lot of money has been lost on hardware projects over time. And we also know that this hardware + software model in something like a Peloton can be extremely powerful. Talk us through, the same series of questions we’ll go through with Latch that we did with Savage in terms of what it taught you about apparel. I would love to learn what Latch has taught you about hardware + software, and why that can be such an amazing business.

Andrew: [00:31:47] I would say that much like apparel can be a very challenging category to be in, hardware is a very bad business model in its own, right? It’s a hit-driven business, it’s peaks and valleys. The GoPros, there’s countless examples of where folks have gotten burned thinking that these one-time sales can be extrapolated into the future. Hardware commoditizes quite quickly. Generally speaking, you’re talking about 1 to 2 year lead times versus your competitors versus many years for software.

I think what we found to be so different about Latch is first of all, the hardware is really complicated to build. This isn’t something that you can just stand up in a contract manufacturer. When you add in components, Silicon chips, plastics and cameras, etc. into a lock, it combusts at lower temperatures than a traditional hardware-only lock device. Which means for multifamily where you have very stringent fire code regulations, the hardware itself is really complicated to build, which is why there is no other competitive product on the market, despite the fact that Latch has been in business for a number of years.

But I fully assume that our hardware advantages could commoditize over time. What we really want to build is the density of the network. One of the things that’s so interesting about Latch is it drives a high ROI to its customer base. When you as a building owner install Latch, you see a real demonstrable ROI. You save costs on the operations of the business from labor in buildings, from placing lost keys from changing out key cylinders every year. But most importantly, you drive higher rents. So there’s a phenomenal ROI associated with deploying these devices, which is why you see the majority of the top 20 property owners now on our platform, and that continuing to grow over time, that ability to grow within our customer base. As we’ve proven out that ROI, people have embraced it. And that’s a benefit of selling to enterprises. If you can drive great returns to them that dramatically exceed their cost of capital, they’ll deploy your solution.

Patrick: [00:33:40] Can you just walk us through just so we don’t, with those unfamiliar with Latch? What exactly happened? So why is all what you just said true? Who is the buyer? Why does it drive good outcomes for that buyer relative to a key that I stick my normal key into or something like that? What is the actual process of the business and the product?

Andrew: [00:33:56] I think we actually abstract up to a higher level. Why do you need something like this? Consumer behavior has changed dramatically. The rise of on-demand services, whether that’s dog-walking, cleaning, etc. The rise of grocery delivery, food delivery, the rise of Airbnb, the sharing economy have necessitated a totally new paradigm for access. If you’re going to use a Wag dog walker, are you going to have hundreds of copies of your keys for every time there’s a new gig economy worker coming in? No way. Are you going to change the code on the front of your building every time a delivery person has to come in? No way. So there’s a need for a new paradigm around access, which is provisioning the access to the right people at the right times, and nothing but that.

As we saw the world changing, there’s this last millimeter challenge on delivery, right? It’s no longer last mile. It’s that last millimeter. How do you get in to that apartment? How do you have that density of demand that comes with having the demand of an entire building? Which makes the economics of all these services far more attractive? So there’s a huge consumer shift in behavior embracing these access-based services that’s necessitating a need for a new technology paradigm. Latch’s accomplishing that. The system works as an integrated system of hardware. Everything from the front door intercom, the front door locks, a package room, the garage access, your building’s gym to your apartment door. Allows you with your smartphone, a key card, or your unique code to access seamlessly that entire building. The average tenant needs access to six different doors. The old world of a Schlage lock with a keypad, who’s going to remember six different codes? That by the way, need to be changing constantly because there are new people coming into those building, people who are moving out who no longer need that access and shouldn’t have that access.

So there’s a massive change in behavior that’s necessitating this need. Buildings are deploying these locks because consumers are demanding them, but also because there’s a high return on them. So the average lock that gets deployed, there’s a software contract associated with that, that building owners pay to Latch to enable this ongoing system of record, this access for the building. One of the things that’s phenomenal about being a great vertical software business is that you get to reinvest your subscription profit dollars into R&D to solve more and more of your customers’ challenges. So we sell to building owners. These building owners have lots of different problems on their hands. There’s a need for enterprise management of smart devices from thermostats, to leak detectors, etc. There’s the need to have a better onboarding experience for tenants to collect payments. There’s so many problems that they face. And we sit in this very privileged position as their core software relationship to be able to solve more of their problems, upsell them more solutions that in order our benefit.

But I think the thing that I get most excited about with Latch is version 3.0 of what people didn’t expect. The first version was this is a hardware device that people think is commoditized. They don’t realize the fact that this is a really complex software problem that Latch uniquely solves and becomes very sticky. On average, our customers are paying us 5 years upfront for the software. You can’t turn off the product because your doors no longer work. So talk about a sticky customer relationship, a locked-in customer, pun intended there. But what I get so excited about is coming back to our consumer predisposition in the world is the fact that we have an unfair customer acquisition angle. When you move into a Latch building, you have to download the Latch app, right? That’s your onboarding flow. It says, “Patrick, welcome to 172 Broadway. Here’s your access credentials to the building. Do you have renter’s insurance? Your building requires renter’s insurance. No? Click here for a Latch offer.” If you go look at Lemonade, any of these insurance businesses, renter’s insurance businesses, they spend the disproportionate amount of their gross profit dollars on customer acquisition. Because these are very infrequently consumed products. You buy these when you move. They have to advertise to a broad base of customers knowing that people are moving every 7 years in the residential world, every 1.5 years in the multi-family world. You have to catch that person at the time they need it. When we can reinvest those 40% of dollars premium value spent on marketing and instead reduce cost to customers, that’s a huge conversion opportunity.

The second thing when you’re checking, it says, “Do you want internet installed when you move into your building?” Well, of course, you do. No one wants to wait for the Time Warner Cable guy to come. I think there’s a few categories that have lower NPS than the cable industry. We can provide those services at cheaper costs to our customers and drive high conversion on that. So fundamentally, the way I think about Latch is this unfair advantage. You have customers who are using your app 5 times a day. Those are 5 times a day that we can solve more of their problems and monetize it by leveraging this very unique attribute of our business, which is we’ve got a home screen app with high frequency, and we have density of demand. That is the key to any of these last-mile logistics businesses, key to the on-demand economy is having density of demand. We have that without spending a dollar on marketing.

Patrick: [00:38:56] One really cool concept that I never thought about is the advantage of knowing when a certain event is happening and building a business around that event itself. Lemonade obviously doesn’t know when somebody’s going to move. I’m sure you can infer it from search activity or something else. But you’re not tied to something so obvious as the actual building. So other businesses thinking about that might benefit as well. What are the events that drive demand in our thing? How can we market uniquely or create an advantage, customer acquisition advantage around the event? That’s a really cool concept. Have you seen that elsewhere? Is that something that’s very unique to Latch, or do you think that that’s a more generalizable principle for thinking about marketing edge?

Andrew: [00:39:38] I think it’s a generalizable approach, right? How do you have unique relationships with customers, and how do you solve more of their problems? That is the core of vertical software. And great consumer businesses adopt that same mindset. How do we use our privileged relationship to solve more of their problems and do so in a way that’s really accretive to us, right? We’re regenerating incremental gross profit dollars while passing on a substantial amount of savings to the customer, driving very high conversion on that. So I think there’s tons of examples of other companies that have that privileged relationship that they can continue to monetize over time.

Patrick: [00:40:12] You mentioned a term that I think is really interesting, densities of demand. Which I know is also important for business like Drizly, that you were a big investor in that was acquired by Uber. Teach us everything you’ve learned about densities of demand. What is that concept? Why is it important? The good and the bad side.

Andrew: [00:40:25] I mean Latch is probably a really great example of density of demand. When you have 200 households in a building, the marginal cost of provisioning that incremental service is very low. Cleaning’s a good example. In New York for instance, the average cost to clean a one-bedroom apartment is about $90. Now, why is that the case? It’s the fact that your cleaning person is commuting 30, 45 minutes between appointments. If you think about what it costs a hotel to turn a similarly sized unit, it’s $45, $50. It’s because they have that density of demand. A cleaning personnel is moving down the hall, cleaning those apartments, or in the case of hotel, hotel rooms. So the ability to be able to provision services at far lower costs and pass on those savings is a huge opportunity.

The second piece is that enables you to start doing things that otherwise would not have been economic. Watering your plants, turn down service, having your trash taken out. Things that would take 10, 15 minutes. You can’t justify given the cost of those services. But when you already have labor present in the building, it enables you to do things that solve real consumer needs in a way that has never been achievable in the past.

Patrick: [00:41:33] What are some of the other areas where density of demand is interesting? Is it mostly going to be in lost cost of services that can be compressed by creating those densities? Is that kind of the main place to apply that concept or are there others?

Andrew: [00:41:48] Well, I think I kind of go back to first principles and I think what’s really interesting is there’s a lot of elasticity of the demand for all of these services. So you think about why does the average person have their apartment cleaned once a month? It’s not because their apartment is only dirty once a month. It’s that they have the propensity to spend $90 a month on that service. So if you can reduce the cost, you can actually increase the frequency that those things are used.

I get really excited thinking about how the world changes dynamically by being able to drive better services to customers, which density of demand enables. But I think density of demand is extrapolatable across tons of different business models. You mentioned Drizly, which is a nice segue way. They have tremendous local network effects. The more demand they have in a specific area, the more they can bring on supply, which interestingly also has a secondary network effect. Which is that the more demand they already have in the platform and the greater the supply coverage that they have, the more they’re able to be that first choice for alcohol brands to point their advertising towards. It’s not just your traditional network effect of a DoorDash or an Uber. We also have the fact that we’re selling of highly branded category, which is alcohol. The alcohol brands are some of the largest advertisers in the country. And there’s a three-tiered distribution model, a regulatory framework which basically says that alcohol brands are not allowed to sell direct-to-consumer. They can’t do those traditional channels to be able to understand if I spend $1 dollar on Bud Light ads on Instagram, what’s my conversion? They have no idea who their customer is. Now in a world where they’re moving, they’re advertising from off-premise events-based marketing towards direct response advertising like every other consumer business. They need an endpoint to that funnel. They need to be able to say what am I advertising is working or not? How does my market share change when I do? And Drizly is a direct response advertising channel for them. I encourage you next time you see Bud Light or Bacardi advertised in your Instagram feed, there’s usually a shop now button. When you click that shop now button, it oftentimes directs you to Drizly. It’s leading you to the platform that has the highest percentage chance of converting you. The platform that has the most existing users. But most importantly, the platform that has the most existing supply. And that supply is not created equally, right? This is not a category where you just want a pizza. You want your specific product and you want it delivered to you in 40 minutes or less at the right price point. There’s tremendous compounding advantages that come from that density of demand that Drizly has built.

Investing in “The Future of”

Patrick: [00:44:15] I love when you go to your website and you go to scroll through the portfolio section of the site, every one of them will say the name of the company. And then it will say the future of blank. It’s always the future of blank. So obviously, you’re looking towards investing in companies that are going to define not where we are, but where we’re going. Talk to me about what’s embedded in your mind in that possibility that a company is the future of. What are the components of the future that are shared across portfolio companies? Even though we haven’t gone through that many of them, but they’re all kind of different, right? There are many different industries. What unites them in that phrase “the future of”?

Andrew: [00:44:51] I would say that we’re also quite intentional of using that word. The name of our firm Avenir is French for the future. I have to credit my husband who’s French for giving us that name. Thankfully it’s also easy to pronounce in English, which was a challenge for most of the other French names.

What’s common across our businesses is that they’re run by entrepreneurs who have a vision of how the world is going to change. They see these undeniable, inevitable shifts. These paradigm shifts that are happening in their industry. Whether it be technology that’s changing the way that a product or service is distributed, whether it’s changing the way that those products or services are marketed, whether it’s changing business processes. They’re fundamentally capturing and riding the wave of these inevitable structural shifts in the market. Whether they’re driven by technology, whether they’re driven by changing consumer preferences, whether they’re driven by evolving regulatory dynamics, these companies are benefiting from these inevitable trends.

I think the other thing that’s common across our portfolio companies is these are what I would say constructively paranoid operators, right? They’re constantly not thinking about how do I disrupt the incumbent, how do I gain share? But also, how do I pull up the bridge, the ladder behind me? How do I create more and more barriers to entry? How do I better serve my customer and monetize more and more of the services I can sell that customer by solving more of their problems and having a unique relationship with my customer that’s really hard for others to replicate?

What’s common across our businesses is that they’re run by entrepreneurs who have a vision of how the world is going to change. They see these undeniable, inevitable shifts. These paradigm shifts that are happening in their industry. Whether it be technology that’s changing the way that a product or service is distributed, whether it’s changing the way that those products or services are marketed, whether it’s changing business processes. They’re fundamentally capturing and riding the wave of these inevitable structural shifts in the market.

Patrick: [00:46:18] I love that concept. And I love that what unites it is often about the person or team building it more than the company itself. In your seat, having done the public hedge fund thing, you’ve done lots of different roles in the investing industry. With that experience and with what I would call a supply glut of capital, trying to find a good home. High valuations in the exciting categories like software, how do you think about that playing field and how it’s evolved across your career, and how that may influence how you try to put capital to work?

Andrew: [00:46:51] Well I have to say, the private investment world is a far more attractive place to be than the public investment world. If you think about what happened in the public markets, Julian was very unique late ‘80s, early ‘90s with a fundamentally different way to approach investing. Whereas everyone else was saying, “What does Credit Suisse or Barclays say about what the earnings are going to be for this company?” And oh great. Is that cheaper or expensive based on one year out earnings?

Julian was saying, “Hey, great. I’m going to go do the work to meet customers, understand the dynamics of these industries better than anyone else to do the heavy research-driven fundamentals-based analysis that others weren’t willing to do, and run a concentrated portfolio of those best ideas.” Lo and behold, what happened is he generated tremendous returns. And much like I said, we have a strong appreciation for the efficiency of capital markets. Much of those returns got competed away. More smart people followed his framework. More capital was attracted to that strategy. And a lot of the alpha generation potential was competed away by capital in both human and dollars flowing into that strategy.

I think what’s so interesting about our category is there is no Bloomberg for information. There is no mapped universe per se. And unlike the public markets world where you can put on a position if you pay the market-clearing price with an anonymous counterparty and a dark pool, this is all a relationship-driven business. We have to find companies. These companies that we partner with aren’t selling to us where it’s the private equity model where you’re optimizing for the highest price. They’re looking for a partner. They’re saying, “How do we build this together?” The founders that we work well with our product-oriented founders who intimately know their end market and their end customer, and have a vision for how they can solve more of their problems over time. Where we help is helping them think through capital allocation. They traditionally are not investors in their own right. So we help by having this wonderful purview that we’re afforded, which is to look across businesses, across industries, across models, and be able to draw analogs. To be able to say here’s how a specific company took on a similar industry. Here’s the lessons learned. Here are potentially some strategies that we can deploy that could avoid some pitfalls.

But ultimately, we think of ourselves as the capital allocation partner. We’ve helped them think about how do we resource the highest return opportunities in front of the business? How do we sequence that spend? And how do we kind of focus on the opportunities that are most impactful? It’s a partnership-driven business. And I think the reason these partners choose us is we’re pretty different than the rest of the folks in our industry. Many folks in our industry are there with you in the good times. And they’re focused on other companies when you’re not breakout, right? They rely on that power-law distribution, highly diffused portfolios. We run concentrated 8 to 10 investments per fund, which means we’re the only person close to as contrary as the entrepreneur who has concentrated in one idea. I think they like having someone in the boat with them, that we’re willing to roll up our sleeves. We have the time to do that because we benefit from concentration. We benefit from the fact that we can spend more time with any one company. And we’re not relying on outside perspectives on our businesses. We don’t fund one round and then wait to be marked up by another firm. When something’s working, we want to own as much of it as possible. And that’s why you find us leading successive rounds of our companies. We led Latch’s series B and led every subsequent financing, including anchoring their public offering. We’ve done the same with Savage. So they really get a lifecycle partner. The reason we’re doing this is because we see what they can be in 10, 15 years. A lot of that journey is going to be in the public markets, and we position them to be ready for that. And we’re partnering with them through that timeline.

Patrick: [00:50:26] What does your relationship with the founders look like? How similar or different is it from team to team? How often are you talking with them? What’s the nature of those interactions? What’s that like with such a concentrated portfolio, which is very unique?

Andrew: [00:50:37] Well I think there’s a selection bias on both sides, right? The folks that are attracted to us and that we’re attracted to are folks who are critical thinkers, who want to have their assumptions challenged, who want an active thought partner. So we’re talking to them all the time. I think that’s the exciting part about working with someone like Luke at Latch or like Cory at Drizly is they call you with their considerations, and they don’t feel the need to come to you with just a board deck and saying, “Here’s what we’re going to do. And we have 100% conviction in this plan.” They’re saying, “Here’s the alternatives we have. Here’s what I’m thinking through. How would you deal with this specific issue?” It’s a virtuous cycle because the more we are understanding of their mental models, of their decision frameworks, of their motivations, the greater conviction we can have in their ability to accomplish that in-state, which enables us to deploy more capital into those businesses. So it’s a very close relationship. I feel very lucky to count these portfolio companies’ CEOs as not just business partners of ours, but as close friends at this point.

Patrick: [00:51:38] Is there anything that we haven’t covered at a higher conceptual level that you think is really important about the state of investing today? Whether that’s what matters in a business. We started the conversation by talking about business quality and the lessons that you learned there. Is there anything that we haven’t covered that you think is interesting that you’ve learned from your journey

Andrew: [00:51:58] Well, I would just say it’s an interesting market that we’re living in today where growth is valued quite highly. I mean, that has changed a bit over the past month or so. I think all growth is not created equally. And I’m surprised at how often investors are willing to overlook fundamentals for growth and for momentum. That’s the opposite of where we play. We’re really focused on unit-level economics. The business doesn’t have to generate cash flow in the aggregate. But they need to be highly profitable on the unit level however we define that. Whether it be a geography, whether it be a customer, and so forth.

And when we see those high internal returns on invested capital that we think are scalable over time, that’s where we know we can be successful. If we penetrate that market, if we can generate 30%+ operating margins at that in-state, and our entry price implies a 1 or 2 times free cash flow multiple at that in-state, we know we’re going to make money. Whether the market values free cash flow at 30x or 20x, it’s all gravy. I think a lot of people are betting on multiple expansion or at least assuming multiple compression. And I think that that’s a dangerous way to invest.

Patrick: [00:53:03] If unit-level economics that are good is good growth, what is bad growth? In what ways do you look out for bad or dangerous growth? Is it just the opposite, or are there more dimensions?

Andrew: [00:53:14] Well, I think businesses that don’t have compounding advantages. You could say we’re willing to make an investment in marketing say in getting a marketplace up and running. That might not have a high return on that specific customer you’re acquiring, but there’s an exponential impact that increasing liquidity in a marketplace may have that could make that an attractive dynamic. That mentality has spread to other areas where there aren’t network effects, where there aren’t compounding advantages. Where folks are just spending on digital acquisition for growth, but that customer isn’t coming and repeating. They’re not getting any kind of scale advantage from that. And when the capital markets turn off, those businesses aren’t left with anything. They haven’t created anything of value. So I see that a lot in the consumer space, businesses that value growth above all else and are willing to sell dollars for $0.50 or $0.75. That historically has not worked out well for folks.

Kindest Act

Patrick: [00:54:09] Well, this has been such an interesting conversation. I love the way that you invest. I love the path that you took very organically to get to where you are today. And you’re focused on literally the name of the firm the future, right? That the reason this is fun is because change is constant and possible. And you get to work with people building these fascinating businesses and all the lessons embedded in them. I have the same closing question for everyone, which is to ask, what is the kindest thing that anyone’s ever done for you?

Andrew: [00:54:34] Well, I love that you asked this question, and thankfully it’s the one question I was somewhat prepared for. As I was thinking about that question last night, I was thinking a lot about family. And my husband and I are in the process of starting a family. And I think about I would have to say the kindest thing anyone’s ever done for me is the sacrifice my parents made to alternating, pausing their careers to raise my siblings and me. I think about how challenging that decision probably was as someone who was I imagine equally as ambitious as I was to say, “I’m going to put my child’s needs ahead of my own ambition.” And I think about how impactful that gift of kindness has been on my life. They taught me to be inquisitive, to question why the world is the way it is. They taught me a thirst for learning. But ultimately, they gave me the greatest gift of all, which is unconditional love.

When you have unconditional love, it’s a level of security that is irreplaceable. It allows you to take risks. When I know that my parents, my husband, my family loves me, I can decide to start a firm at 27 years old and be totally comfortable with the fact that I might fail. Because at the end of the day, I already have what matters. So I really can’t thank them enough for setting me up for the life that I’ve been able to lead.

Patrick: [00:55:49] No one’s said it quite that way that unconditional love is the interesting prerequisite or allows for unique risk-taking and pursuit of passion. I love that. What a wonderful place to close. Andrew, I’ve learned a lot in our conversations. I really appreciate your time today. Thanks for coming on.

Andrew: [00:56:04] Thanks so much for having me.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between Latch and TSIA. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, TSIA filed a registration statement on Form S-4 with the SEC on March 10, 2021, which included a proxy statement of TSIA and a prospectus of TSIA. TSIA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of TSIA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TSIA through the website maintained by the SEC at www.sec.gov In addition, the documents filed by TSIA may be obtained free of charge from TSIA’s website at www.TSIAcorp.com or by written request to TSIA at TS Innovation Acquisitions Corp., 45 Rockefeller Plaza, 7th Floor, New York, NY 10111.

PARTICIPANTS IN SOLICITATION

TSIA and Latch and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TSIA’s stockholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS LEGEND

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Latch, Inc. (“Latch”) and TS Innovation Acquisitions Corp. (“TSIA”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Latch and the markets in which it operates, and Latch’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction, including the contemporaneous private placement of equity securities (the “PIPE investment”), may not be completed in a timely manner or at all, which may adversely affect the price of TSIA’s securities, (ii) the risk that the transaction may not be completed by TSIA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TSIA, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of TSIA and Latch, the satisfaction of the minimum trust account amount following redemptions by TSIA’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger or the termination of any PIPE investor’s subscription agreement, (vi) the effect of the announcement or pendency of the transaction on Latch’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Latch or diverts management’s attention from Latch’s ongoing business operations and potential difficulties in Latch employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Latch, TSIA or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction and PIPE investment, (x) the ability to maintain the listing of TSIA’s securities on the Nasdaq Capital Market (“Nasdaq”), (xi) the price of TSIA’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Latch plans to operate, variations in performance across competitors, changes in laws and regulations affecting Latch’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the amount of redemption requests made by TSIA’s public stockholders, (xiv) the ability of TSIA to issue equity or equity-linked securities in connection with the transaction or in the future, (xv) possible variances between the unaudited historical financial information Latch presents and its audited financial statements, when they become available and (xvi) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of TSIA’s Registration Statement on Form S-1, the registration statement on Form S-4 and proxy statement/prospectus described below and other documents filed by TSIA from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Latch and TSIA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Latch nor TSIA gives any assurance that either Latch or TSIA will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Latch or TSIA or any other person that the events or circumstances described in such statement are material.